Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact:	Chris Ogle	Media Contact:	Amber Rensen
	Levi Strauss & Co.		Levi Strauss & Co.
	(800) 438-0349		(415) 501-7777
	Investor-relations@levi.com		newsmediarequests@levi.com

LEVI STRAUSS & CO. APPOINTS JENNY MING TO BOARD OF DIRECTORS

SAN FRANCISCO (October 6, 2014) – Levi Strauss & Co. (LS&Co.) announced today that it elected Jenny Ming to its Board of Directors on September 30, 2014. Ms. Ming is the President and Chief Executive Officer of Charlotte Russe Inc., a specialty retailer of apparel and accessories catering to young women, with more than 500 stores across the United States, a position she has held since October 2009.

“Jenny Ming is a seasoned merchant and respected leader with nearly 30 years of valuable apparel industry experience,” said Stephen C. Neal, chairman of the board of LS&Co. “We welcome her to the board of Levi Strauss & Co. as we continue to drive long-term, profitable growth.”

Ms. Ming joined Gap, Inc. in 1986 and held various executive roles, including President of Old Navy, from 1996 through 2006, where she oversaw all aspects of Old Navy and its 900 retail clothing stores in the U.S. and Canada. Ms. Ming also serves as a Special Advisor to the Board of Directors of Barneys New York, as a member of the Board of Trustees for the Museum of Chinese in America in New York City and as a member of the Board of the Merage Foundation for the American Dream.

“As a lifelong Levi’s® fan, I've long respected and admired its ubiquitous and enduring appeal around the world,” said Ms. Ming.  “While the company is steeped in rich heritage and has millions of loyal fans, there's still so much more potential. I'm excited to help the company connect with its next generation of loyal consumers.”

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About Levi Strauss & Co.
Levi Strauss & Co. is one of the world’s largest brand-name apparel companies and a global leader in jeanswear. The company designs and markets jeans, casual wear and related accessories for men, women and children under the Levi’s®, Dockers®, Signature by Levi Strauss & Co.™, and Denizen® brands. Its products are sold in more than 110 countries worldwide through a combination of chain retailers, department stores, online sites, and a global footprint of approximately 2,600 retail stores and shop-in-shops. Levi Strauss & Co.’s reported fiscal 2013 net revenues were $4.7 billion. For more information, go to http://levistrauss.com.

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